SKADDEN, ARPS, SLATE, MEAGHER & FLOM

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com November 9, 2018

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Ms. Mara L. Ransom

Mr. Parhaum J. Hamidi

Ms. Jennifer López

Mr. Scott Stringer

Ms. Robyn Manuel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	MOGU Inc. (formerly known as Meili Inc.)
Registration Statement on Form F-1
CIK No. 0001743971

Dear Ms. Ransom, Mr. Hamidi, Ms. López, Mr. Stringer and Ms. Manuel:

On behalf of our client, MOGU Inc., a foreign private issuer organized under the laws of the Cayman Islands whose name was changed from Meili Inc. to MOGU Inc. in November 2018 (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the Company’s draft registration statement on Form F-1 confidentially submitted to the Commission on October 26, 2018 pursuant to the Jumpstart Our Business Startups Act, as amended, as well as two copies of the filed exhibits.

Securities and Exchange Commission

November 9, 2018

The Company respectfully advises the Staff that it plans to file an amendment to the Registration Statement containing the estimated offering size and price range on or about November 23, 2018, and commence the road show for the proposed offering on or about November 26, 2018. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comments contained in the letter from the staff of the Commission (the “Staff”) dated November 7, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

12. Intangible Assets, Net, page F-96

1.

We note your disclosure in Note 18 Related Party Transactions and Balances that on July 18, 2018 you issued Series C-3 preferred shares in exchange for “certain strategic business resources in accordance with a business cooperation agreement with Tencent Group,” and the strategic business resources were recognized as intangible assets with a fair value of RMB1,070,624. Noting the significance of the intangible asset(s), please explain the nature of the asset(s), their use in your operations and your basis for capitalization. Please also help us understand how the business cooperation agreement with Tencent Group relates to or provides for the purchase of these resources. Reference is made to ASC 350-30.

The Company respectfully advises the Staff that pursuant to the business cooperation agreement with Tencent in July 2018, Tencent agrees to provide traffic support to the Company by granting the Company access points to Tencent’s platform where Tencent users can be diverted to the Company’s platform, and provide marketing support to the Company by allowing the Company to promote and advertise the products and brands on the Company’s platform through Tencent’s promotion and advertising channels. These access points and use of Tencent’s promotion and advertising channels are considered by the Company as strategic business resources to increase its user traffic and promote the Company’s platform so as to generate more GMV and commission revenue. The Company issued to Tencent convertible redeemable Series C-3 preferred shares as the consideration for such strategic business resources in accordance with the business cooperation agreement.

In accordance with CON 6: Elements of financial statements para. 26, the Company considers the following factors: (a) these strategic business resources can increase the Company’s user traffic and GMV so as to ultimately increase the Company’s revenue and contribute directly to its future net cash inflows, (b) the Company is able to obtain these benefits through the use of these strategic business resources and prevent others from accessing these particular benefits given that these resources are limited by their nature, and (c) along with the implementation of the business cooperation agreement and the share purchase agreement with Tencent, the Company can utilize these strategic business resources to generate benefits to the Company. Therefore, the Company believes it is appropriate to capitalize the strategic business resources as “assets.” As these strategic business resources lack physical substance, in accordance with ASC 350-30, the Company believes it is appropriate to capitalize them as “intangible assets.”

*            *             *

Securities and Exchange Commission

November 9, 2018

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Steven Zhao, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 212 323-3273 or via e-mail at steven.zhao@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Qi Chen, Chairman of the Board of Directors and Chief Executive Officer, MOGU Inc.

Helen Ting Wu, Chief Financial Officer, MOGU Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Steven Zhao, Partner, PricewaterhouseCoopers Zhong Tian LLP

James Lin, Esq., Partner, Davis Polk & Wardwell LLP